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                                                                       EXHIBIT 2
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BW2113  FEB 15, 2001       5:02 PACIFIC      08:02 EASTERN

(BW) (GLOBAL-TECH) (GAI) Global-Tech Appliances Reports Improved Third Quarter Results Despite Slowdown in U.S.
Housewares Business

Business Editors

HONG KONG--(BUSINESS WIRE)--Feb. 15, 2001--Global-Tech Appliances Inc. (NYSE -
GAI) today announced improved results for the third quarter of fiscal 2001 ended December 31, 2000.

Net sales for the third quarter of fiscal 2001 increased 15% to $29.8 million, compared to $25.9 million for the third quarter of fiscal 2000. Net income for the third quarter of fiscal 2001 was $2.8 million, or $0.23 per share, the same as in the prior corresponding fiscal period.

Net sales for the nine months ended December 31, 2000 increased 17% to $84.9 million, compared with $72.8 million for the nine months in the prior fiscal year. Net income for the first three quarters of fiscal 2001 rose 17% to $8.6 million, or $0.71 per share, compared with $7.3 million, or $0.61 per share, in the same prior year period. Net income in the first nine months of fiscal 2000 was impacted by an unusual expense of $500,000 relating to professional expenses for exploratory acquisition-related activities.

John C.K. Sham, President and Chief Executive Officer, stated: "The improvement in net sales demonstrated our ability to achieve growth despite the depressed holiday retail environment for housewares in the U.S. More importantly, we believe that our customers and most retailers completed the year without much excessive inventory, as reordering patterns for the fourth fiscal quarter to date have remained consistent. Our emphasis in forming strong alliances with a few top-quality brands in the U.S. and Europe continues to support our solid foundation for continued growth."

Mr. Sham continued, "Our performance to date has not been adversely impacted by the demise of several financially troubled retailers and the recently announced reorganization of Sunbeam Corporation. Currently, Sunbeam accounts for less than 7% of the Company's total net sales and no open receivables were outstanding at the time of its reorganization filing. We believe that our substantial sales concentration with Sunbeam at one time has dropped considerably in the last two years to a level that significantly reduces its possibility of materially affecting our overall business."

Mr. Sham concluded, "Though we have been able to achieve top-line growth for the last three consecutive quarters and expect double-digit growth for the current fiscal year, we plan to introduce and offer new products to gradually normalize our margins and are implementing solutions to reduce our fuel and energy costs. We remain focused and committed on product development while we continue our efforts to diversify our customer base and introduce new and proprietary products in other product categories to further improve our overall performance."

Global-Tech is an original designer, manufacturer, and marketer of a wide range of small household appliances in six primary product categories: kitchen appliances; personal, beauty and health care products; garment care products; travel products and accessories; floor care products;
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and environmental care products. The Company's products are marketed by its customers under brand names such as Black & Decker(R), DeLonghi(R), Dirt Devil(R), Hamilton Beach(R), Krups(R), Morphy Richards(R), Moulinex(R), Mr. Coffee(R), Proctor-Silex(R), Remington(R), Sunbeam(R), Vidal Sassoon(R), and West Bend(R).

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability and cost of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its most recent Report on Form 20-F.



                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
            (Amounts expressed in thousands of United States dollars)


                          Three Months Ended        Nine Months Ended
                             December 31,              December 31,
                             ------------              ------------
                            2000       1999          2000       1999
                            ----       ----          ----       ----
                       (unaudited) (unaudited) (unaudited) (unaudited)
                             (in thousands, except per share data)

Net sales                  $ 29,755    $ 25,879   $ 84,881  $ 72,837

Cost of goods sold          (23,370)    (19,627)   (66,322)  (55,321)
                            --------    --------   --------  --------

Gross profit                  6,385       6,252     18,559    17,516
Selling, general and
 administrative expenses     (4,475)     (4,416)   (12,292)  (12,037)
Unusual item                      -           -          -      (500)
                            --------    --------   --------  --------

Operating income              1,910       1,836      6,267     4,979
Other income, net             1,045         957      2,781     2,585
                            --------    --------   --------  -------

Income before income taxes    2,955       2,793      9,048     7,564
Provision for income taxes     (169)        (41)      (490)     (229)
                            --------    --------   --------  --------

Net income                  $ 2,786     $ 2,752    $ 8,558   $ 7,335
                            ========    ========   ========  =======

Net income per share         $ 0.23      $ 0.23     $ 0.71    $ 0.61
                            ========    ========   ========  =======

Weighted average number
 of shares outstanding       12,136      12,121     12,134    12,104
                            ========    ========   ========  =======
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                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
            (Amounts expressed in thousands of United States dollars)

                                         December 31,        March 31,
                                             2000              2000
                                             ----              ----
                                          (unaudited)        (audited)
                                                  (in thousands)
                   ASSETS

Current assets:
     Cash and cash equivalents                $ 40,644     $  53,647
     Investment in US treasury bills
      and marketable securities                 13,282        20,278
     Accounts receivable, net                   12,020         7,167
     Deposits prepayments & other assets         9,002         3,364
     Inventories, net                           22,104        18,160
                                              --------      --------
         Total current assets                   97,052       102,616

Property, plant and equipment                   33,396        29,305
Construction-in-progress                         5,438         7,320
Patents                                             14            14
Loan to a director                                 384           461
                                              --------      --------
         Total assets                         $136,284      $139,716
                                              ========      ========

      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Current portion of long-term bank loans     1,604         1,063
     Accounts payable                           12,853         8,736
     Advance payments from customers                94            71
     Accrued expenses                            3,223         3,029
     Income tax provision                        2,993         2,505
                                              --------      --------
         Total current liabilities              20,767        15,404
Long-term bank loans                               689         1,407
                                              --------      --------
         Total liabilities                      21,456        16,811
                                              --------      --------

Shareholders' equity:
     Preferred stock, par value
      $0.01; 1,000,000 shares authorized, no
      shares issued                                 -             -
     Common stock, par value $0.01; 50,000,000
       shares authorized; 12,830,000 shares issued;
       12,137,353 shares outstanding as of
       December 31, 2000; 12,126,101 shares
       outstanding as of March 31, 2000            128           128
     Additional paid-in capital                 81,662        81,662
     Retained earnings                          38,245        46,237
     Accumulated other comprehensive deficit      (570)         (364)
     Less: Treasury stock, at cost,
      692,647 shares, as of December 31, 2000;
      703,899 shares as of March 31, 2000       (4,637)       (4,758)
                                              ---------     ---------

         Total shareholders' equity            114,828       122,905
                                              ---------     --------

         Total liabilities and
          shareholders' equity                $136,284      $139,716
                                              =========     ========
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    CONTACT: Brian Yuen
             212-683-3320
             http://www.businesswire.com/cnn/gai.shtml
             -----------------------------------------

    KEYWORD: HONG KONG INTERNATIONAL ASIA PACIFIC
    INDUSTRY KEYWORD: MANUFACTURING COMPUTERS/ELECTRONICS
                      CONSUMER/HOUSEHOLD RETAIL